EXHIBIT 12

PRIME MEDICAL SERVICES, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002 (Unaudited)

	Nine Months Ended September 30,
($ in thousands)	2003	2002
Income (loss) before provision for income taxes and after minority interests	$5,947	$(4,801)
Undistributed equity income	--	--
Minority interest income of subsidiaries with fixed charges	7,669	6,528

Adjusted earnings	13,616	1,727

Interest on debt	6,875	7,563
Loan fees	257	1,069

Total fixed charges	7,132	8,632

Total available earnings before fixed charges	$20,748	$10,359

Ratio	2.9	1.2